January 29, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Nex Neo Tech Inc.
Registration Statement on Form S-1 Filed November 26, 2025
File No. 333-291806

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated January 13, 2026 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Anastasiia Reish, President of the Company, with respect to the Registration Statement on Form S-1 (File No. 333-291806) that was initially submitted to the Commission on 26th of November (the “Registration Statement”). The Company is submitting Amendment No. 1 to the Company’s Registration Statement (“Amendment No. 1”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments.

Form S-1 filed November 26, 2025

Registration Statement on Form S-1

Cover page

1.	You indicate on the cover page that this offering will be conducted on a delayed or continuous basis under Rule 415 under the Securities Act of 1933. This does not appear to be consistent with your plan of distribution disclosure. Please revise or advise.

The Company has revised the cover page to remove the reference to Rule 415.

2.	Please revise to include the disclosure regarding emerging growth company status found on Form S-1.

The Company has revised the Registration Statement to include disclosure regarding its status as an emerging growth company.

Prospectus Cover Page, page 3

3.	We note your disclosure that Anastasiia Reish is able to control 100% of the voting power of the company. Please revise to provide disclosure of Anastasiia Reish's control or influence over the company.

The Company has revised the Prospectus to include disclosure that Anastasiia Reish, our officer and director, beneficially owns and controls 100% of our outstanding common stock and voting power. This disclosure is intended to inform investors of the concentration of ownership and control exercised by Anastasiia Reish. The Risk Factors section already provides additional detail regarding the potential effects of this concentration of ownership.

Dilution, page 20

4.	Please revise to indicate you have a historical net tangible deficit not book value.

The Company has revised the disclosure.

Plan of Operation, page 24

5.	Your disclosure that you will not be conducting any product research or development is not consistent with your Use of Proceeds disclosure. Please revise or advise.

The Company has revised the Plan of Operations disclosure to clarify that it will conduct limited product development necessary to launch its initial services, including the Image to Text API and Ad Copy Generator. No significant research beyond these initial services is planned. This revision aligns the Plan of Operations with the Use of Proceeds disclosure in the Registration Statement.

Interests of Named Experts and Counsel, page 45

6.	We note your disclosure indicating that your auditors are experts in auditing and accounting. Please have your auditors revise their consent to also include their consent to refer to them as experts in the registration statement.

The Company has revised the registration statement to remove the reference to its auditors as experts in auditing and accounting.

Note 10. Subsequent Events, page F-12

7.	You disclosed that you have evaluated subsequent events that occurred after November 7, 2025, the date your financial statements were issued. Please revise your disclosure to indicate that you have evaluated all events or transactions that occurred after August 31, 2025. Please also revise to disclose the date through which subsequent events were evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

The Company has revised the disclosure.

General

8.	Please revise to provide consistent disclosure regarding your funding for the next twelve months. For example, you disclose on page 6 that you require $30,625 to implement your plan of operations in the next twelve months, while you disclose on page 28 that you need $61,250 to develop your business and $30,625 would be sufficient only to cover professional fees and minimal business development. Similarly, your disclosure on page 23 that you do not currently have any arrangements for additional financing is not consistent with your disclosure that your chief executive officer has agreed to loan funds as needed to you.

The Company has revised the disclosure in the Registration Statement to provide consistent information regarding funding for the next twelve months. The revised disclosure clarifies that $30,625 raised in this offering would be sufficient to cover professional fees and minimal business development, while $61,250 would be sufficient to develop the business over the next twelve months. In addition, the disclosure now clearly reflects that, while the Company has not made arrangements to raise additional capital from third parties, Anastasiia Reish, the Company's President and Director, has agreed to provide financial support as needed under an interest-free loan agreement dated January 14, 2025, up to a total of $300,000 over the next five years.

9.	In each place where you describe your business, please describe clearly the current status of your products, including the expected timeline of development and deployment.

We have revised all sections of the registration statement and prospectus where our business is described to clearly reflect the current status of our products. Specifically, we have:

- Indicated that development of the Image to Text API was completed on January 23, 2026. The API is currently undergoing additional internal testing and has not yet been made publicly available through our website. We expect to deploy and make the API accessible through our website on or before February 6, 2026. Provided the development and deployment timeline for the Blog Section, scheduled from January 26, 2026, to February 27, 2026. Included reference to the software development agreement governing these projects (Exhibit 10.3).

- Provided the planned development schedule for the Ad Copy Generator API, with development beginning in May 2026 and expected completion in August 2026.

We believe these revisions provide a clear and comprehensive description of the current status and expected timeline for the Company’s products.

10.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

The Company has not made any written communications.

Nex Neo Tech Inc.

By:	/s/	Anastasiia Reish
	Name:	Anastasiia Reish
	Title:	President, Treasurer, Secretary and Director (Principal Executive, Financial and Accounting Officer)